EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT
NAME JURISDICTION OF INCORPORATION

Workstream USA Inc.	Delaware
Paula Allen Holdings, Inc.*	Florida
OMNIpartners, Inc.	Florida
6FigureJobs.com, Inc.	Delaware
Workstream Merger Sub Inc.	Delaware
Incentives Advisors	Arizona

* Doing business under the name Allen and Associates.